Exhibit 99.1

Mobilicom to Participate in Premier U.S. DoW Exercise: Northern Strike 2026

Opportunity to Showcase Secured Autonomy Solutions to Military End Users and Decision Makers

Joint Effort with Reverent Networks to Showcase Secure Connectivity Among Operators, Autonomous Platforms and Mission Applications in Contested Environments

Palo Alto, California, July 29, 2026 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW) (“Mobilicom” or the “Company”), a provider of cybersecurity and robust solutions for drones and robotics, today announced that it will participate in Northern Strike 2026. During the event, Mobilicom plans to conduct joint demonstrations with Reverent Networks at Camp Grayling and the Alpena Combat Readiness Training Center from August 5–7, 2026.

Mobilicom and Reverent Networks plan to jointly demonstrate a next-generation tactical edge architecture that combines resilient communications, secure autonomy and tactical networking. The technology is designed to maintain secure, mesh-based connectivity among operators and multiple autonomous platforms, supporting coordinated operations, distributed command and control, and rapid experimentation in contested environments.

“Northern Strike brings together more than 9,000 participants across the U.S. defense community, allowing us to showcase Mobilicom’s field-proven solutions and engage with military operators and decision makers.” said Oren Elkayam, Founder and CEO of Mobilicom. “The exercise provides a valuable environment for validating emerging technologies under realistic conditions and can help support their transition into operational programs of record. Together with Reverent Networks, we will demonstrate how our complementary technologies can work together to provide secure, resilient connectivity and meet the evolving needs of today’s battlefield.”

Northern Strike 26-2 is the National Guard’s largest joint readiness exercise, bringing together more than 9,000 military personnel from 36 states and territories and five international participants. Conducted across the Michigan National Guard’s National All-Domain Warfighting Center, the exercise provides realistic training for U.S. and allied forces, including active-duty, National Guard and Reserve units. Training focuses on joint command and control, contested logistics, autonomous technologies and preparing for large-scale combat operations.

Mobilicom’s end-to-end portfolio includes secured communications systems, AI-driven cybersecurity software, and mission-critical hardware and software designed to help power, connect, and secure autonomous platforms in contested environments. During Northern Strike, the Company plans to demonstrate these technologies and discuss their potential applications with industry participants and strategic stakeholders.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

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Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses its expectation to meet with industry participants and strategic stakeholders. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Chris Donovan

Mobilicom Ltd

ir@mobilicom.com